

July 13, 2010

Jeffrey G. Winzeler
Chief Financial Officer
Solar Power, Inc.
1115 Orlando Avenue
Roseville, California 95661-5247

> **Re:** **Solar Power, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed May 17, 2010**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **File No. 000-50142**

Dear Mr. Winzeler:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-8

Inventories, page F-8

1.   Your response to prior comment 2 notes that the company changed a previously
        adopted accounting principle related to the method of valuing inventory to a more
        preferable method. You also note that you do not believe you are required to
        provide a letter from your independent accountant indicating whether this change
        in accounting principle is to an alternative principle which in their judgment is
        preferable under the circumstances. Refer to Item 601(B)(18) of Regulation S-K.
        If the change was made based on a standard adopted by the Financial Accounting
        Standards Board that expresses a preference for the accounting principle you
        selected, then please tell us the standard you relied upon.

Revenue Recognition, page F-9

2.   Further to your response to prior comment 5, please tell us in more detail why you
        were assured that no loss would be incurred based upon an evaluation of the
        operating agreements and modeling of the cash flows from the solar project.
        Explain the nature of contractual terms that protected you from any losses.
        Further, please tell us in more detail about the significant terms of the contract,
        including billing and payment terms. Refer to FASB ASC 605-35-25- 60(c) and
        25-67.

3.   Further to your response to prior comment 7, we note that you determined that it
        was appropriate to use the completed contract method of revenue recognition for
        the STP2 contract based upon the financing problems related to the STP1
        contract, yet you recorded the STP1 contact using the zero profit margin method
        under the percentage of completion method. Please highlight the differences in
        these agreements and discuss your analysis in determining that a different method
        of revenue recognition. Please also discuss the significant terms of the agreement,
        including billing and payment terms and when you anticipate completing the
        contract.

Note 14. Fair Value of Financial Instruments, page F-25

4.   Further to your response to prior comment 11, please tell us about each of the methods used to determine the fair value, the significant assumptions underlying each method and how you weighted each method in arriving at a fair value of $142,000.

5.   Further to your response to prior comment 12, with respect to the fair value of the guarantee, please tell us where you have provided a discussion of the inputs and valuation techniques used to measure fair value. Refer to FASB ASC 820-10-50.

Form 10-Q for the Quarterly Period Ended March 31, 2010

Item 4T. Controls and Procedures, page 27

6.   Further to your response to prior comment 13, we note that you implemented changes in your internal control over financial reporting during the quarter ended March 31, 2010. As such, it appears that you were required to provide disclosures of this change under Item 308(c) of Regulation S-K. In future filings, please disclose any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

                                        Sincerely,

                                        Martin James
                                        Senior Assistant Chief Accountant